June 27, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director
Lilyanna Peyser, Special Counsel
Scott Anderegg, Staff Attorney

Regarding:	Arch Therapeutics, Inc.
Registration Statement on Form S-1, as amended
Initially filed March 21, 2014, as amended on May 5, 2014, June 18, 2014 and the date hereof
File No. 333-194745

Dear Ms. Ransom:

This letter is in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Arch Therapeutics, Inc. (the “Company”) dated June 25, 2014, with respect to the Registration Statement on Form S-1 (File No. 333-194745) initially filed by the Company on March 21, 2014 and as amended on May 5, 2014, June 18, 2014 and the date hereof (as amended, the “Registration Statement”). For convenience and unless expressly noted otherwise, the text of each of the Staff’s comments appears in this letter in boldface type, with the Company’s response immediately below each comment in regular type and with the text of revised disclosure included in Amendment No. 3 to the Registration Statement filed with the Commission on the date hereof (if any) in italicized type. Capitalized terms used in the Company’s responses and not defined herein have the meanings given to them in the Registration Statement.

Summary, page 4

The Offering, page 9

1.	We note that the number of shares of common stock subject to outstanding stock option awards disclosed in footnote 3(b) does not agree to your disclosure in Note 3 to the unaudited financial statements. Also, we note that the March 24, 2014 restricted stock award has been omitted from your disclosure. Please advise or revise.

Response:

In response to the Staff’s comment, the Company has modified its disclosure in footnote 3(b) under the heading “The Offering” to reflect the total number of shares subject to outstanding stock options as of the date reflected in the Registration Statement. The Company notes to the Staff that this disclosure, as modified, is in agreement with the information reflected in Note 3 to the Company’s unaudited consolidated financial statements included in the Registration Statement. The Company further notes to the Staff that the March 24, 2014 restricted stock award described in Note 3 to its unaudited consolidated financial statements is not specifically referenced in footnote 3 under the heading “The Offering” because such shares are included in the number of shares of common stock currently outstanding and the number of shares of common stock to be outstanding after this offering.

Description of Securities, page 37

Warrants and Options Issued and Outstanding, page 38

2.	We note that the number of shares of common stock subject to outstanding stock option awards disclosed in fourth bullet point does not agree to your disclosure in Note 3 to the unaudited financial statements. Please advise or revise.

Response:

In response to the Staff’s comment, the Company has modified its disclosure in the fourth bullet point under the heading “Warrants and Options Issued and Outstanding” to reflect the total number of shares subject to outstanding stock options as of the date reflected in the Registration Statement. The Company notes to the Staff that this disclosure, as modified, is in agreement with the information reflected in Note 3 to the Company’s unaudited consolidated financial statements included in the Registration Statement.

Consolidated Financial Statements, page F-1

Consolidated Statement of Changes in Stockholders’ Equity (Deficit), page F-5

3.	We reviewed your responses to comments 9 and 10 in our letter dated June 4, 2014. It is still not clear to us what happened to the 4,000,000 shares, pre-split, as of December 31, 2012 held by Joey Power, former Director, President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Secretary and Treasurer of Almah. Please tell us how and when Dr. Norchi, Dr. Dhillon and Punit Dhillon obtained shares in Almah that you mentioned were included in the 41,500,000 shares outstanding immediately before the Merger. As of December 31, 2012, it does not appear they were shareholders in Almah.

Response:

In response to the Staff’s comment, the Company provides the following description of the transactions effected with respect to the applicable shares:

•	The 4,000,000 shares of common stock held of record by Joey Power as of December 31, 2012 were disposed as follows: (a) Mr. Power transferred 2,000,000 of such shares to Europa Capital AG in a private party share transfer effected on April 25, 2013, and (b) Mr. Power transferred 2,000,000 of such shares to the Company for cancellation and retirement on the same day. As a result of such share transfers, Mr. Power was no longer a record holder of any shares of the Company’s common stock after April 25, 2013.

•	As of immediately before the Merger, Twelve Pins Partners, LLC (“Twelve Pins”), an entity controlled by Dr. Terrence Norchi and whose securities are beneficially owned by Dr. Norchi, was the record holder of an aggregate of 10,000,000 shares of the Company’s common stock. Twelve Pins obtained all such shares on June 19, 2013 from Europa Capital AG in a private party share transfer effected pursuant to a stock purchase agreement, for aggregate consideration of $1,000.00, or $0.0001 per share. Twelve Pins first became a stockholder of the Company upon obtaining such shares, and therefore was not a stockholder of the Company on December 31, 2012. Dr. Norchi, in his individual capacity, was not the holder of record of any shares of the Company’s common stock as of December 31, 2012 or as of immediately before the Merger.

•	As of immediately before the Merger, Dr. Avtar Dhillon was the record holder of an aggregate of 7,000,000 shares of the Company’s common stock. Dr. Dhillon obtained all such shares on June 19, 2013 from Europa Capital AG in a private party share transfer effected pursuant to a stock purchase agreement, for aggregate consideration of $700.00, or $0.0001 per share. Dr. Dhillon first became a stockholder of the Company upon obtaining such shares, and therefore was not a stockholder of the Company on December 31, 2012.

•	As of immediately before the Merger, Mr. Punit Dhillon was the record holder of an aggregate of 500,000 shares of the Company’s common stock. The Company issued all such shares to Mr. Dhillon on June 18, 2013, pursuant to a restricted stock award agreement, in exchange for Mr. Dhillon’s services as an advisor to the Company. Mr. Dhillon first became a stockholder of the Company upon obtaining such shares, and therefore was not a stockholder of the Company on December 31, 2012.

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Interim Financial Statements

Consolidated Balance Sheets, page F-19

4.	We understand that the difference between issued shares and outstanding shares represents unvested restricted stock. Please confirm our understanding or explain to us what the difference represents. If our understanding is correct, please tell us why the restricted shares are not considered outstanding and the basis in GAAP for your presentation.

Response:

In response to the Staff’s comment, the Company confirms that the Staff’s understanding is correct. As of March 31, 2014, there were 72,076,487 shares legally issued and outstanding. The Company has corrected the number of outstanding shares presented in the line item description on its unaudited consolidated balance sheet for the quarter ended March 31, 2014, included in the Registration Statement.

In accordance with ASC 505-50-S99-1, because the Company has a right to future services in exchange for the unvested portion of the March 24, 2014 grant of restricted stock to a nonemployee and those restricted shares are forfeitable in the event of non-performance, those shares have been considered unissued and not outstanding for accounting purposes, as reflected in the balance sheet data on the unaudited consolidated balance sheet for the quarter ended March 31, 2014.

Convertible Notes Payable, page F-26

5.	The reference to footnote 1 in Form 10-Q in the first paragraph appears to be incorrect. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has modified Note 5 to its unaudited consolidated financial statements included in the Registration Statement to remove the reference to Note 1 in Form 10-Q.

Exhibit 5.1

6.	Please have counsel revise its opinion to include its consent to the inclusion of the opinion as an exhibit and being named in the registration statement.

Response:

In response to the Staff's comment, the Company has obtained and filed as an exhibit to the Registration Statement a revised opinion from counsel that includes its consent to the inclusion of the opinion as an exhibit and to being named in the Registration Statement.

* * * * * * *

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We appreciate your time and attention to the responses to the Staff’s comments set forth in this letter and in Amendment No. 3 to the Registration Statement, filed with the Commission on the date hereof. Please direct any comments or inquiries regarding the foregoing to me at 617-395-1397 (telephone) or twn@archtherapeutics.com (email).

Very truly yours,

/s/ Terrence W. Norchi, M.D.
Name: Terrence W. Norchi, M.D.
Title: President and Chief Executive Officer

cc:	Steven G. Rowles, Esq., Morrison & Foerster LLP

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